SEC FILE NUMBER 0-20033
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                                                   CUSIP NUMBER  03072A  20 3


                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                  FORM 12B-25

                          NOTIFICATION OF LATE FILING

[ ] Form  10-K [ ] Form  20-F  [ ] Form 11-K [X] Form 10-Q [ ] Form 10-D
[ ] Form N-SAR [ ] Form N-C

For Period Ended: March 31, 2007

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Entire Form 10-QSB

Part I - Registrant Information:

Full Name of Registrant:	 AMERIRESOURCE TECHNOLOGIES, INC.

Former Name if Applicable:       N/A

Address of Principal  Executive  Office:

				 3440 E. RUSSELL ROAD, SUITE 217
                                 LAS VEGAS, NEVADA 89120

Part II--RULES 12b-25 (b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (Check box if appropriate)

      [X]   (a)   The reasons described  in  reasonable  detail  in Part III of this form could not be eliminated without unreasonable effort or expense;

      [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 2-F, 11-F, or From N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      [ ]   (c)   The accountant's statement or other exhibit  required by Rule
      12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The preparation of the Company's year end 10-KSB has been delayed due to the time required to complete the accounting documentation and have those records reviewed by the Company's independent auditor. As a result the Company has faced unavoidable delays in the timely preparation of the information required by its 10-QSB for the first quarter of 2007 and the 10-QSB cannot be timely completed without unreasonable effort or expense to the Company.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification.

   Delmar Janovec 		President                 (702) 214-4249
   --------------		---------		------------------
       (Name)            	 (Title)		(Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
      (X) Yes   ( )  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
      (X) Yes  ( ) No

If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company revenues for period ended, March 31, 2007 as compared to March 31, 2006, will increase from $108,218 to $441,714, respectively or approximately 308%. The increase in revenues is due to an increase in the number of commercial liquidation accounts for its majority owned subsidiary, BizAuctions, Inc.

The revenues for the 1st Qtr. ending March 31, 2007 are approximate as the final numbers for the 1st Qtr. have not yet been finalized by the Company and reviewed by its independent auditors.


                        AMERIRESOURCE TECHNOLOGIES, INC.
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                 (Name of Registrant as specified in Charter)


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 15, 2007       By:/s/ Delmar Janovec
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                            Name:  Delmar Janovec
                            Title: President